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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1 *)
                             CONTINENTAL AIRLINES, INC.
                                  (Name of Issuer)

                       CLASS A COMMON STOCK, $0.01 PAR VALUE
                           (Title of Class of Securities)

                                     210795209
                                   (CUSIP Number)

                                Douglas M. Steenland
                Senior Vice President, General Counsel and Secretary
                           Northwest Airlines Corporation
                               2700 Lone Oak Parkway
                               Eagan, Minnesota 55121
                             Telephone: (612) 727-6500
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                   March 2, 1998
              (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)
Exhibit Index appears on Page A-1.                            Page 1 of 11 pages

---------------------------

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                              2

CUSIP No.  210795209
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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 95-4205287)
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2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
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3.   SEC Use Only
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4.   Source of Funds
     OO; WC (See Item 3)
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [  ]
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6.   Citizenship or Place of Organization

     State of Delaware
                                                  ------------------------------
-----------------------------------
                         7.   Sole Voting Power
   NUMBER
                              -0-
 OF SHARES
                   -------------------------------------
BENEFICIALLY             8.   Shared Voting Power

 OWNED BY                     9,514,868 shares (1)

    EACH
                   -------------------------------------
  REPORTING              9.   Sole Dispositive Power

                              -0-
 PERSON WITH
                   -------------------------------------

                         10.  Shared Dispositive Power

                              9,514,868 shares (1)
                   -------------------------------------

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                                                                              3

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,514,868 shares (1)

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

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13.  Percent of Class Represented by Amount in Row (11)

     Class A - 83.3% (1)(2)  (See Item 5)
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14   Type of Reporting Person

     CO
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(1)  Includes 3,039,468 shares of Issuer Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, that there are 11,418,932 shares of Issuer Class A Common Stock outstanding, which includes the shares issuable upon exercise of the warrants to purchase shares of Issuer Class A Common Stock held by Air Partners, L.P.


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                                                                             4

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Corporation, a Delaware corporation ("Northwest"), relating to the Class A Common Stock, $0.01 par value per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          This Amendment is being filed by Northwest in connection with the Purchase Agreement dated as of March 2, 1998 (the "Purchase Agreement"), among Northwest, Newbridge Parent Corporation, a Delaware corporation ("Newbridge"), Barlow Investors III, LLC, a California limited liability company (the "Seller"), and the guarantors signatory thereto (the "Guarantors"), which Purchase Agreement contains certain provisions regarding the voting and disposition of the securities of the Issuer owned by the Guarantors and which is further described in Item 6.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

          In exchange for the shares of Issuer Class A Common Stock to be acquired by Northwest and Newbridge pursuant to the Purchase Agreement, the Seller will receive cash in the amount of $59,542,780. The cash is expected to be funded from Northwest's general working capital and from the proceeds of unsecured borrowings in the public capital markets.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

          Northwest has entered into the Purchase Agreement in order to comply with its intention and obligation, pursuant to the Investment Agreement, to achieve an ownership level of Issuer Common Stock equal to 50.1% of the fully diluted voting power of the Issuer Common Stock, as described in Item 6 of the Schedule 13D under the heading "Investment Agreement -- Acquisition of Additional Shares of Issuer Common Stock."

          Except as described above and in the Schedule 13D, Northwest has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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                                                                             5

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of each of paragraphs (a), (b) and (c), as the case may be:

          (a) Upon entering into the Purchase Agreement and as a result of the agreements described in Item 6 under the heading "Purchase Agreement --Restrictions on the Guarantors and the Seller", together with the consequences of having entered into the Investment Agreement, Northwest may be deemed to have become the beneficial owner of 9,514,868 shares of Issuer Class A Common Stock, consisting of 979,000 shares of Issuer Class A Common Stock (the "Barlow Shares") to be acquired pursuant to the Purchase Agreement and 8,535,868 shares of Issuer Class A Common Stock (the "Initial Shares") to be acquired pursuant to the Investment Agreement as reported in the Schedule 13D. The 9,514,868 shares of Issuer Class A Common Stock represent approximately 83.3% of the outstanding Issuer Class A Common Stock, approximately 15.4% of the outstanding Issuer Common Stock and approximately 57.8% of the

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                                                                             6

outstanding voting power of the Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding on December 31, 1997). Upon the consummation of the Purchase described in Item 6 and the Exchange described in Item 6 of the Schedule 13D, Northwest and Newbridge will own, directly and indirectly, the shares of Issuer Class A Common Stock described in the preceding sentence. Except as set forth in this Item 5, none of Northwest or, to the best of its knowledge, any of the persons named on Attachment A to the Schedule 13D beneficially owns or has the right to acquire any Issuer Class A Common Stock.

          (b) Northwest does not have the sole power to vote or direct the vote of or to dispose or direct the disposition of any shares of Issuer Class A Common Stock. As a result of the agreements described in Item 6 under the heading "Purchase Agreement -- Restrictions on the Guarantors and the Seller", Northwest may be deemed to have acquired shared power to vote or direct the vote of and to dispose or direct the disposition of the 979,000 Barlow Shares, in addition to the 8,535,868 shares reported in the Schedule 13D. Upon consummation of the Purchase described in Item 6 and the Exchange described in Item 6 of the Schedule 13D, Northwest will have shared power to vote or to direct the vote of and to dispose or to direct the disposition of all such shares of Issuer Class A Common Stock on the terms set forth in the Governance Agreement, as more fully described in Item 6 of the Schedule 13D.

          The following describes certain information regarding the Guarantors and the Seller, with whom Northwest, until the consummation of the Purchase described in Item 6, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition with respect to the Barlow Shares. The following information has been provided to Northwest by the Seller and Northwest makes no representations as to its accuracy.

Barlow Investors III, LLC

          Barlow Investors III, LLC ("Seller") is a California limited liability company the principal business of which is to purchase, invest in and hold securities. The principal business address of the Seller, H.P. Partners and Thomas Hacker is c/o Equibond, Inc., 100 Wilshire Boulevard, Suite 1700, Santa Monica, California 90401, which also serves as each of their principal offices.

H.P. Partners

          H.P. Partner is a California limited partnership, the principal business of which is to serve as an investment vehicle for Thomas Hacker.


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                                                                             7

Hakatak Enterprises, Inc.

          Hakatak Enterprises, Inc. ("Hakatak") is a California corporation, the principal business of which is to serve as an investment vehicle for Thomas Hacker. The principal business address of Hakatak, which also serves as its principal office, is P.O. Box 1623, Pacific Palisades, California 90272. As of the date of the Purchase Agreement, Hakatak has the shared power to vote or direct the vote and to dispose or direct the disposition of 255,300 shares of the Barlow Shares.

Jay Buchbinder

          Jay Buchbinder is an individual whose principal occupation is as a private investor. His principal business address is 2650 El Presidio, Long Beach, California 90810 which also serves as his principal office. As of the date of the Purchase Agreement, Jay Buchbinder has the shared power to vote or direct the vote and to dispose or direct the disposition of 723,700 shares of the Barlow Shares.

Thomas Hacker

          Thomas Hacker is an individual and the general partner of H.P. Partners. His principal occupation is as a private investor. As president of Hakatak, Thomas Hacker, as of the date of the Purchase Agreement, has the shared power to vote or direct the vote and to dispose or direct the disposition of 255,300 shares of the Barlow Shares.

          To the best of Northwest's knowledge, none of the persons listed above has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) Since February 4, 1998, except as described above, no transactions were effected in Issuer Class A Common Stock by Northwest or, to the best of its knowledge, any person listed in Attachment A attached to the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

          (a) The last sentence under the heading "Investment Agreement" is hereby deleted in its entirety and replaced with the following:

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                                                                             8


          "The aggregate consideration to be paid in the transaction is valued at approximately $519 million, expected to consist of approximately $308 million in cash and approximately 4.2 million shares of newly issued Newbridge Class A Common Stock."

          (b) The following shall be added at the end of Item 6:


Purchase Agreement

          On March 2, 1998, Northwest, Newbridge, the Seller and the Guarantors entered into the Purchase Agreement. Pursuant to the Purchase Agreement and subject to the terms and conditions set forth therein, Newbridge will acquire from the Seller 979,000 shares of Issuer Class A Common Stock presently held by the Guarantors for an aggregate purchase price of $59,542,780, representing $60.82 in cash per share of Issuer Class A Common Stock (the "Purchase").

          The Guarantors beneficially own at least 979,000 shares of Issuer Class A Common Stock, which represents approximately 8.6% of the outstanding Issuer Class A Common Stock, approximately 1.6% of the outstanding Issuer Common Stock and approximately 5.9% percent of the outstanding voting power of the Issuer Common Stock. The 979,000 shares owned by the Guarantors, together with the shares to be acquired pursuant to the Investment Agreement described in the Schedule 13D, represent approximately 83.3% of the outstanding Issuer Class A Common Stock, approximately 15.4% of the outstanding Issuer Common Stock and approximately 57.8% of the outstanding voting power of Issuer Common Stock. Pursuant to the Purchase Agreement, the Guarantors have agreed to transfer, or to arrange for the transfer of, 979,000 shares of Issuer Class A Common Stock to the Seller (the "Transfer") prior to the closing of the Purchase Agreement.

     Restrictions on the Guarantors and the Seller

          Pursuant to the Purchase Agreement, the Guarantors and the Seller agreed (i) not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of the Barlow Shares except as contemplated by the Purchase Agreement, (ii) not to convert any of the Barlow Shares into shares of Issuer Class B Common Stock and (iii) to vote or cause to be voted all Barlow Shares owned by them against, among other things, any business combination (other than a business combination with Northwest or any of its affiliates) involving the Issuer, any change in the majority of the Board of Directors of the Issuer or any material change in the Issuer's corporate structure or business. In addition, the Guarantors and the Seller granted to Robert L. Friedman, as the designee of Northwest, an irrevocable proxy to vote the Barlow Shares in a manner consistent with the voting agreements set forth in the Purchase Agreement.

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                                                                             9
First Amendment to the Governance Agreement

          On March 2, 1998, Issuer, Newbridge and Northwest entered into an amendment to the Governance Agreement, as described in Item 6 of the
Schedule 13D, which permitted Northwest and Newbridge to enter into the Purchase Agreement, notwithstanding that the shares of Issuer Class A Common Stock beneficially owned by Northwest upon entering into the Purchase Agreement would exceed 50.1% of the fully diluted voting power of Issuer Common Stock. Notwithstanding the foregoing, the amendment to the Governance Agreement does not permit Northwest to own more than 50.1% of the fully diluted voting power of the Issuer Common Stock under any circumstances other than in accordance with the terms of the Purchase Agreement and the Investment Agreement.

Amendment No. 1 to the Investment Agreement

          On February 27, 1998, Northwest, Newbridge, the Partnership, the Partners and the Transferors entered into an amendment to the Investment Agreement ("Amendment No. 1 to the Investment Agreement"). The purpose of the amendment was to increase from 40% to 41% the maximum portion of the aggregate consideration to be paid to the Partners and the Transferors in exchange for the shares of Issuer Class A Common Stock beneficially owned by them that may consist of Class A Common Stock, $.01 par value per share, of Newbridge.

          The summary contained in this Amendment of certain provisions of the Purchase Agreement, the First Amendment to the Governance Agreement and Amendment No. 1 to the Investment Agreement is qualified in its entirety by reference to the Purchase Agreement, the First Amendment to the Governance Agreement and Amendment No. 1 to the Investment Agreement attached as Exhibits 3, 4 and 5 hereto, respectively, and incorporated herein by reference.

          Except for the Purchase Agreement, the First Amendment to the Governance Agreement and Amendment No. 1 to the Investment Agreement, and as otherwise referred to or described in this Amendment and the Schedule 13D, to the best knowledge of Northwest, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Northwest, Newbridge, the Guarantors and the Seller or between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

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                                                                            10


Exhibit 3 Purchase Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation, Barlow Investors III, LLC and the Guarantors signatory thereto, dated as of March 2, 1998.

Exhibit 4 First Amendment to the Governance Agreement among Continental Airlines, Inc., Northwest Airlines Corporation and Newbridge Parent Corporation, dated as of March 2, 1998.

Exhibit 5 Amendment No. 1 to the Investment Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., the Partners of Air Partners, L.P. signatory thereto, Bonderman Family Limited Partership, Air Saipan, Inc. and 1992 Air, Inc. dated February 27, 1998.

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                                                                            11

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1998

                                         NORTHWEST AIRLINES CORPORATION



                                         By: /s/ Douglas M. Steenland
                                            ---------------------------
                                            Douglas M. Steenland
                                            Senior Vice President, General
                                            Counsel and Secretary

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                                 EXHIBIT INDEX


Exhibit No.                        Description


Exhibit 3 Purchase Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation, Barlow Investors III, LLC and the Guarantors signatory thereto, dated as of March 2, 1998.

Exhibit 4 First Amendment to the Governance Agreement among Continental Airlines, Inc., Northwest Airlines Corporation and Newbridge Parent Corporation, dated as of March 2, 1998.

Exhibit 5 Amendment No. 1 to the Investment Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., the Partners of Air Partners, L.P. signatory thereto, Bonderman Family Limited Partership, Air Saipan, Inc. and 1992 Air, Inc. dated February 27, 1998.




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